# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mitesco, Inc., CIK 0000802257
CUSIP: 60672T107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 505 Beachland Blvd.,, Suite 1377, Vero Beach, Florida (FL), 32963
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0001613148
Persons authorized to receive notices and communications: Mack Leath, 505 Beachland Blvd.,, Suite 1377, Vero Beach, Florida (FL), 32963, 844-383-8689

## Reporting persons
- Leath Mack Rimmer Jr. (CIK 0001613148): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,657,932; shared voting power 0; sole dispositive power 3,657,932; shared dispositive power 0; aggregate amount beneficially owned 3,657,932 (8.85% of the class)
  Comment: Consists of (i) 3,657,932 shares of Common Stock held directly by the Reporting Person and 100,000 shares owned by his wife, and (ii) 7,200 shares of the Issuer's Series X Preferred Stock held directly by the Reporting Person which entitle the holder to 400 votes per share on all matters submitted to a vote of the Issuer's common stockholders. As a result, the Reporting Person holds 6,537,932 votes representing 8.85% of the votes on all matters submitted to a vote of the Issuer's common stockholders. Based on 48,392,796 shares of Common Stock outstanding and the 63,703 Series X Preferred shares outstanding as of September 14, 2026

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Mitesco, Inc.
Address of issuer's principal executive offices: 505 Beachland Blvd.,, Suite 1377, Vero Beach, Florida (FL), 32963

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Mack Leath (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 505 Beachland Blvd., Suite 1377, Vero Beach, Florida 32963.
Present principal occupation or employment: The principal business of the Reporting Person is the provision of business consulting services. The Reporting Person is also an officer and director of the Issuer since December 15, 2023.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In aggregate, the Reporting Person has voting and dispositive power over 1,341,477 shares of Common Stock of the Issuer, which consists of (i) 281,477 shares of Common Stock held directly by the Reporting Person and 100,000 shares held by his wife, and (ii) 2,400 shares of the Issuer's Series X Preferred Stock ("Series X Preferred Stock") held directly by the Reporting Person which entitle the holder to 400 votes per share on all matters submitted to a vote of the Issuer's common stockholders. Between September 2016 and December 2023, the Reporting Person acquired 524 shares of Common Stock through open market purchases for an aggregate purchase price of $786. The Reporting Person's source of funds for such open market purchases was his personal funds. On September 2, 2022, the Issuer issued a 10% promissory note in the principal amount of $50,000 to the Reporting Person (the "Leath Note") in exchange for proceeds of $42,500. In addition, on September 2, 2022, the Issuer issued 410 shares of Common Stock to the Reporting Person at a contractual price of $12.50 per share and a market price at issuance date of $5.365 per share as commitment shares pursuant to the Leath Note. The Leath Note had a maturity date of the earlier of (i) November 30, 2022, or (ii) five business days after the date on which the Issuer successfully lists its Common Stock on Nasdaq or NYSE, and a default interest rate of 18%. As of December 1, 2022, the Issuer defaulted on the Leath Note and the interest rate increased to 18% under the terms of the Leath Note. At June 30, 2024, principal and accrued interest in the amount of $50,000 and $21,069, respectively, were due on the Leath Note. On September 28, 2024, the Reporting Person and the Issuer entered into a settlement agreement pursuant to which the Issuer issued 18,952 shares of Common Stock to the Reporting Person, in exchange for the full settlement of all accrued and unpaid interest on the Leath Note. The Reporting Person's source of funds for the purchase of the Leath Note was his personal funds. On January 1, 2024, the Issuer issued 2,400 shares of Series X Preferred Stock to the Reporting Person as compensation for director services rendered to the Issuer. Between January 1, 2024 and January 15, 2025, the Issuer issued to the Reporting Person a total of 10,132 shares of Common Stock for accrued dividends on the 2,400 shares of Series X Preferred Stock held by the Reporting Person. On July 29, 2024, the Issuer issued 100,000 shares of Common Stock to the Reporting as compensation for non-director services rendered to the Issuer. On November 12, 2024, the Issuer issued 150,000 shares of Common Stock to the Reporting Person as compensation for non-director services rendered to the Issuer. During 2024 the Issuer provided 278,023 shares of stock in payment for Series X dividends. In 2025, the Issuer has provided 12,241 shares of stock in payment of Series X dividends. In 2026, year to date, the issuer has provided 263,605 shares of stock in payment of Series X dividends consisting of (i) 21,451shares acquired on April 24, 2026 at $0.15 per share (ii) 242,154 shares acquired on July 10, 2026 at $0.08 per share and 3,000,000 shares at $0.035 per share on August 3, 2026. The August 3 award had an aggregate stated value of $105,000.

## Item 4. Purpose of Transaction
Purpose of transaction: The purposes of the Reporting Person's acquisition of Common Stock on September 2, 2022, was for investment purposes and for the provision of bridge financing to the Issuer. The purpose of the Reporting Person's acquisition of Common Stock on September 28, 2024, was for investment purposes and to discharge obligations owed by the Issuer to the Reporting Person under the Leath Note. The purpose of the Reporting Person's acquisition of the Series X Preferred Stock on January 1, 2024, was for investment purposes and to discharge obligations owed by the Issuer to the Reporting Person for services rendered. The purpose of the Reporting Person's acquisition of Common Stock on July 29, 2024 and November 12, 2024, was for investment purposes and to discharge obligations owed by the Issuer to the Reporting Person for services rendered. The Reporting Person intend to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments. The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. The Reporting Person may also dispose of some or all of the shares of Common Stock that the Reporting Person beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserve the right not to acquire Common Stock at any given time and not to dispose of all or part of Common Stock the Reporting Person may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question. Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 was calculated based on 11,157,012 shares of Common Stock outstanding as of March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,341,477 shares of Common Stock, including (i) 281,477 shares of Common Stock held directly by the Reporting Person and 100,000 shares owned by his wife, and (ii) 2,400 shares of Series X Preferred Stock held directly by the Reporting Person. Such shares constitute approximately 7.05% of the Common Stock. The Reporting Person may be deemed to have sole voting and sole dispositive power with respect to such shares.
Transactions in the class effected during the past sixty days: None other than the transactions described in this Scheduled 13D.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Signatures
- Leath Mack Rimmer Jr.: /s/ Mack Leath, Mack Leath (09/14/2026)